SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO-C
Tender Offer Statement under Section
14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

Track Data Corporation
(Name of Subject Company (Issuer))

Track Data Corporation (Issuer)
(Name of Filing Person (Identifying Status as Offeror, Issuer or Other Person))

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

891918-20-3
(CUSIP Number of Class of Securities)

Martin Kaye
Chief Operating Officer, Chief Financial Officer
Track Data Corporation
95 Rockwell Place, Brooklyn, NY 11217
Telephone: (718) 522-7373
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee

Not applicable	Not applicable

☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☒    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.

☒ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

    This Tender Offer Statement on Schedule TO relates to the tender offer by Track Data Corporation, a Delaware corporation (“Track Data”), to purchase for cash up to 1,000,000 shares of its common stock, par value $0.01 per share, at a price of $3.00 per share, net to the seller in cash, without interest. Pursuant to Exchange Act Rule 13e-4(c)(1) and General Instruction D to Schedule TO, this Schedule TO relates to precommencement communications by Track Data.

Item 12. Exhibits.
       99.1  Press release issued by Track Data Corporation, dated August 3, 2005